Exhibit 99.1

Sinovac Comments on Unauthorized Use of Falsified Sinovac Hong Kong’s Company Seal and Subsidiary Board Member Signatures

October 09, 2018 11:51 PM Eastern Daylight Time

BEIJING--(BUSINESS WIRE)--Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company"), became aware Monday October 8, 2018 that unauthorized changes have been made to the Hong Kong Companies Registry for Sinovac Biotech (Hong Kong) Limited (“Sinovac HK”) and that unauthorized changes have been made to the Industry and Commerce Bureau of Beijing for Sinovac Biotech Co., Ltd. (“Sinovac Beijing”).

Unknown individuals have used a falsified version of the company seal of Sinovac HK and used unauthorized forgeries of the signatures of Mr. Weidong Yin and Ms. Nan Wang, Directors of Sinovac HK, to submit false letters of resignation to the Hong Kong Companies Registry in an attempt to remove Mr. Weidong Yin and Ms. Nan Wang from the Board and replace them with nominees of the Sinobioway Consortium, led by Sinobioway Biomedicine Co., Ltd. ("Sinobioway"), a minority shareholder of Sinovac Beijing, and a group of Sinovac’s shareholders led by 1Globe and OrbiMed (collectively, the “Dissident Shareholders”) who have repeatedly attempted to take control of Sinovac Biotech Co. and its subsidiaries and affiliates.

Additionally, without authorization on August 28, 2018, Aihua Pan, a member of the Board of Sinovac Beijing, who was appointed by Sinobioway, held a purported Sinovac Beijing Board meeting. At the meeting, Aihua Pan attempted to seize control of Sinovac Beijing by dismissing Mr. Weidong Yin, Ms. Nan Wang and Mr. Dawei Mao from the Board and replacing them with nominees of Sinobioway and the Dissident Shareholders. Aihua Pan also attempted to dismiss Mr. Yin from the General Manager position and appoint himself as General Manager. In addition, the meeting purported to amend the company charter to change the authorized representative of Sinovac HK from Mr. Yin to Jianzeng Cao, a representative of Sinobioway and the Dissident Shareholders. The Board resolutions of the purported meeting contain an unauthorized forgery of Director Yuk Lam Lo’s signature.

As confirmed by Zhongtian Forensic Examination Center, which issued an Examination Opinion, “Zhongtian Forensic 2018 Wenjianzi No. 263”, dating back to April, 2018, Aihua Pan and Sinobioway have been using Sinovac HK’s forged company seal and an unauthorized forged signature of Mr. Weidong Yin to falsely claim that Sinovac Beijing’s business license, company seal, contract special seal, legal person seal, and finance seal had been lost and are therefore invalid. Sinovac HK has reported these fraudulent actions to the public security of Haidian District, City of Beijing.

Mr. Weidong Yin and Ms. Nan Wang remain appointed and authorized directors of Sinovac HK; Mr. Weidong Yin, Ms. Nan Wang and Mr. Dawei Mao remain appointed and authorized directors of Sinovac Beijing.

The Board of Directors and management of publicly traded Sinovac Biotech Ltd., which remain unchanged by the actions of Sinobioway and the Dissident Shareholders, are closely monitoring these unauthorized actions purportedly taken at Sinovac HK and Sinovac Beijing and continue to execute their fiduciary duties to act in the best interests of the Company and all shareholders as the Company moves forward in its mission to develop vaccines that enhance health in China and around the world and create shareholder value. Furthermore, the Board of Directors and management of Sinovac are vigorously defending the rights of all shareholders in all applicable courts.

The current members of the board of directors of Sinovac Biotech are:

Mr. Weidong Yin has served as our chairman, president, chief executive officer and secretary since September 2003. He previously worked as a medical doctor in infectious disease at the China Center for Disease Control and Prevention, Tangshan City, Hebei province. Mr. Yin has been dedicated to hepatitis research for over 20 years and was instrumental in the development of Healive. In addition, Mr. Yin has been appointed as the principal investigator by the Chinese Ministry of Science and Technology for many key governmental R&D programs such as Inactivated Hepatitis A Vaccine R&D, Inactivated SARS Vaccine R&D and New Human Influenza Vaccine (H5N1) R&D. He is also the president of Zhongguancun Listed Companies Association. He obtained his MBA from the National University of Singapore.

Mr. Simon Anderson has served as an independent director of our company since July 2004. He is a member of our audit, compensation, and corporate governance and nominating committees. Mr. Anderson’s professional experience is as a Chartered Professional Accountant of British Columbia with over 30 years’ experience working as an executive officer and director of companies, including public companies listed on a number of North American Stock exchanges. His experience includes nearly a decade of service as the Chief Financial Officer of IBC Advanced Alloys Corp., a leading advanced alloys company, where he continues to serve as a director. Mr. Anderson previously served for over five years as a director of WEX Pharmaceuticals Inc. while it was a publicly listed biopharmaceutical company dedicated to the development and manufacture of innovative drug products. Prior to these positions he spent eight years at MCSI Consulting Services, Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings, securities valuation and financial operations and nine years in business valuation with BDO Canada LLP, a member of the world’s fifth largest accounting network. In these roles and others, he has developed extensive experience in financing, mergers and acquisitions, corporate governance and securities regulation practices. Mr. Anderson received his Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia.

Mr. Yuk Lam Lo has served as an independent director of our company since March 2006. Mr. Lo is a member of the audit, compensation and corporate governance and nominating committees. Currently Mr. Lo is serving as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau HKSAR, an Executive Committee Member of the Chinese Manufacturers’ Association of Hong Kong (CMA) and Chairman of the Education Committee of CMA. Mr. Lo is also the Honorary Founding Chairman of Hong Kong Bio-Organization. In the educational area, Mr. Lo has been elected an Honorary Fellow of the Hong Kong University of Science and Technology. He is an Honorary Chairman of Hong Kong Food Safety Association, Adjunct Professor of the Chinese University of Hong Kong and Honorary Professor of several universities in China. Mr. Lo was heavily involved in several committees of the HKSAR Government. He had been appointed as Director of the Hong Kong Applied R&D Fund Co. Ltd., Chairman of the Biotechnology Committee of the Hong Kong Industry & Technology Development Council, and Chairman of Biotechnology Projects Vetting Committee of the Innovation and Technology Fund, HKSAR. In China, Mr. Lo is a Member of Chinese People’s Political Consultative Conference in Jilin province, and a Consultant of the Centre for Disease Control and Prevention of China. In the business sector, he is an Independent Director of Luye Pharma Group Limited (2186.HK) and CSPC Pharmaceutical Group Limited (1093.HK).

Mr. Kenneth Lee is an independent director of Sinovac. He has served on our board of directors since May 2011. In July 2012, the board appointed him as a member of the compensation committee and corporate governance and nominating committee. Mr. Lee is a partner at SAIF Partners. SAIF Partners IV L.P. is currently the largest shareholder of Sinovac. Mr. Lee has more than 20 years of experience across private equity investments, corporate finance, and business development in China. He is a non-executive director on the boards of three Chinese portfolio companies publicly listed on the stock exchanges in the United States and Hong Kong and a board director for four other private Chinese companies backed by SAIF Partners. Mr. Lee is a graduate of Amherst College.

Mr. Meng Mei has served as an independent director of our company since March 2012. Mr. Mei is the chairman of compensation committee, and member of the audit and corporate governance and nominating committees. Mr. Mei founded TusPark, a science park established by Tsinghua University in 1994, to incubate high growth companies. He has been the director of TusPark’s development center since its inception. Mr. Mei is also the Chairman of TusHoldings Co., Ltd., which is engaged in the development, construction, and management of TusPark and is providing services to enterprises based in TusPark. TusHoldings Co., Ltd. is also involved in venture capital investments in China. Mr. Mei sits on the judging expert panel of China’s National Science & Technology Award. He has developed courses on entrepreneurship and new venture formation as a Tsinghua University professor and an entrepreneur. Mr. Mei holds a bachelor’s degree in automation from Tsinghua University, PRC.

Mr. Shan Fu, Managing Partner at Vivo Capital since 2013, joined Sinovac’s Board of Directors. Prior to joining Vivo, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone’s Beijing Office. Additionally, Mr. Fu’s qualifications include experience in the Department of Foreign Investment in China’s National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please refer to the Company’s website at www.sinovacbio.com.

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Contacts

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